PS-If this document is a Prospectus Supplement, do not delete this paragraph. Filed pursuant to Rule 424(b)(2)
Registration No. 333-136666

Subject to Completion, dated March 12, 2008
PRICING SUPPLEMENT
(To Prospectus dated August 16, 2006 and
Prospectus Supplement dated August 16, 2006)
This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. We may not sell these securities until we deliver a final pricing supplement. This preliminary pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where such an offer or sale would not be permitted.
The Bear Stearns Companies Inc.
$[●] 18-Month Range Bound Notes
Linked to the common stock of General Motors Corporation, due October [●], 2009
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The Notes are principal protected if held to maturity and are linked to the common stock of General Motors Corporation (the “Reference Issuer”). When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000. On the Maturity Date, you will receive the “Cash Settlement Value,” an amount in cash.

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On the Maturity Date, you will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner:

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if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (i) the $1,000 principal amount of the Notes multiplied by (ii) the Contingent Coupon;

•	however, if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.
•	The following terms relate to the specific Note offering for the Reference Share:
Reference Issuer	Ticker Symbol	Reference Share	Contingent Coupon	Upper Barrier	Lower Barrier	CUSIP	Initial Public Offering Price	Agent’s Discount	Proceeds, before expenses, to us
General Motors Corporation	GM	common stock of GM	[20.00]%	140.00%	60.00%	0739283C5	[●]	[●]	[●]
•	The Notes will not be listed on any securities exchange or quotation system.

INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. THERE MAY NOT BE AN ACTIVE SECONDARY MARKET IN THE NOTES, AND IF THERE WERE TO BE AN ACTIVE SECONDARY MARKET, IT MAY NOT BE LIQUID, AND THEREFORE THE NOTES THEMSELVES ARE NOT, AND WOULD NOT BE, LIQUID. YOU SHOULD REFER TO “RISK FACTORS” BEGINNING ON PAGE PS-8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

Any additional reissuances will be offered at a price to be determined at the time of pricing of each offering of Notes, which will be a function of the prevailing market conditions and the price of the Reference Share at the time of the relevant sale.
We expect that the Notes will be ready for delivery in book-entry form only through the book-entry facilities of The Depository Trust Company in New York, New York, on or about March [●], 2008, against payment in immediately available funds. The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rules.
We may grant our affiliate Bear, Stearns & Co. Inc. a 13-day option from the date of this pricing supplement to purchase from us up to an additional $ [●] of Notes at the public offering price to cover any over-allotments.
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Bear, Stearns & Co. Inc.
March [●], 2008

SUMMARY

This summary highlights selected information from the accompanying prospectus, prospectus supplement and this pricing supplement to help you understand the Notes linked to a single Reference Share. You should carefully read this entire pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, as well as certain tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the section “Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement which highlight a number of significant risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. If information in this pricing supplement is inconsistent with the prospectus or prospectus supplement, this pricing supplement will supersede those documents. In this pricing supplement, the terms “we,” “us” and “our” refer only to The Bear Stearns Companies Inc. excluding its consolidated subsidiaries.

The Bear Stearns Companies Inc. Medium-Term Notes, Series B, 18-Month Range Bound Notes, Linked to the common stock of General Motors Corporation, due October [●], 2009 (the “Notes”) are Notes whose return is tied or “linked” to the performance of the Reference Share. When we refer to Note or Notes in this pricing supplement, we mean $1,000 principal amount of Notes. The Notes are principal protected if held to maturity. On the Maturity Date, you will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner: (i) if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (a) the $1,000 principal amount of the Notes multiplied by (b) the Contingent Coupon; (ii) if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.

Selected Investment Considerations

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Principal protection—Because the Notes are principal protected if held to maturity, in no event will you receive a Cash Settlement Value less than $1,000 per Note, if you hold your Notes to maturity. If, at any time during the Observation Period, the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, you will receive the principal amount of the Notes at maturity.

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Taxes—For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, you will be required to include original issue discount (“OID”) in income during your ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

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The Notes are designed for investors who believe that the Share Price of the Reference Share will remain between its respective Upper Barrier and Lower Barrier on each trading day during the term of the Notes. Investors should be willing to accept the risk of not receiving any Variable Return and of forgoing dividend payments with respect to the Reference Share, while seeking full principal protection at maturity and the potential to receive a Variable Return that exceeds the current dividend yield on the Reference Share.

Selected Risk Considerations

•	Non-conventional return—The yield on the Notes may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the Reference Share, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

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Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. (“Bear Stearns”) has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

KEY TERMS

Issuer:	The Bear Stearns Companies Inc.

Face amount:
Each Note will be issued in minimum denominations of $1,000 and $1,000 multiples thereafter; provided, however, that the minimum purchase for any purchaser domiciled in a Member state of the European Economic Area shall be $100,000. The aggregate principal amount of the Notes being offered is $[●]. When we refer to “Note” or “Notes” in this pricing supplement, we mean Notes each with a principal amount of $1,000.

Further issuances:
Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement.

Reference Issuer	Ticker Symbol	Reference Share	Contingent Coupon	Initial Level	Upper Barrier	Lower Barrier
General Motors Corporation	GM	common stock of GM	[20.00]%	[●]	140.00%	60.00%

Cash Settlement Value:
You will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner:

(i) if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (a) the $1,000 principal amount of the Notes multiplied by (b) the Contingent Coupon; or

(ii) if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.

Interest:	The Notes will not bear interest.

Initial Price:	Equals [●], the closing price of the Reference Share on March [●], 2008.

Share Price:
Means, as of any time or date of determination during the Observation Period, the price of the Reference Share as determined by the Calculation Agent and displayed on Bloomberg Professional® service (“Bloomberg”) Page GM <Equity><GO>.

Observation Period:	Means each day which is a Reference Share Business Day for the Reference Share from and including the Pricing Date to and including the Calculation Date.

Pricing Date:	March [●], 2008.

Calculation Date:
September [●], 2009 unless such date is not a Reference Share Business Day, in which case the Calculation Date shall be the next Reference Share Business Day for such Reference Share. The Calculation Date is subject to adjustment as described under “Description of the Notes - Market Disruption Events.”

Maturity Date:
The Notes are expected to mature on October [●], 2009 unless such date is not a Reference Share Business Day, in which case the Maturity Date shall be the next Reference Share Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Reference Share Business Days following the adjusted Calculation Date.

Exchange listing:	The Notes will not be listed on any securities exchange or quotation system.

Reference Share Business Day:	Means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

Offers and sales of the Notes are subject to restrictions in certain jurisdictions. The distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer or sale of the Notes in certain other jurisdictions may be restricted by law. Persons who come into possession of this pricing supplement, and the accompanying prospectus supplement and prospectus or any Notes must inform themselves about and observe any applicable restrictions on the distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer and sale of the Notes. Notwithstanding the minimum denomination of $1,000, the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000.

QUESTIONS AND ANSWERS

What are the Notes?

The Notes are a series of our senior debt securities, the value of which is linked to the performance of the Reference Share. The Notes will not bear interest, and no other payments will be made prior to maturity. See the section “Risk Factors” for selected risk considerations prior to making an investment in the Notes.

The Notes will mature on October [●], 2009. The Notes do not provide for earlier redemption. When we refer to Notes in this pricing supplement, we mean Notes each with a principal amount of $1,000. You should refer to the section “Description of Notes” for a detailed description of the Notes prior to making an investment in the Notes.

The Notes are our unsecured, unsubordinated debt securities. However, the Notes differ from traditional debt securities in that the Notes offer the potential to receive a Variable Return that exceeds the current dividend yield on the Reference Share, or that is greater than the yield on a debt security issued by us with the same maturity.

What does “principal protected” mean?

“Principal protected” means that your principal investment in the Notes will not be at risk if you hold the Notes to maturity. If, at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, you will receive the principal amount of the Notes at maturity. You may receive less than the principal amount of the Notes if you sell your Notes prior to maturity.

Are there any risks associated with my investment?

Yes. The Notes are subject to a number of risks. You should refer to the section “Risk Factors” in this pricing supplement and the section “Risk Factors” in the accompanying prospectus supplement.

What will I receive at maturity of the Notes?

We have designed the Notes for investors who want to protect their investment by receiving at least 100% of the principal amount of their Notes at maturity. On the Maturity Date, you will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner: (a) if at all times during the Observation Period the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (i) the $1,000 principal amount of the Notes multiplied by (ii) the Contingent Coupon, (b) however, if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.

Will there be an additional offering of the Notes?

Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement. Any additional issuance will increase the aggregate principal amount of the outstanding Notes of this series to include the aggregate principal amount of any Notes bearing the same CUSIP number that are issued pursuant to (i) any 13-day option we grant to Bear, Stearns & Co. Inc., and (ii) any future issuances of Notes bearing the same CUSIP number. The price of any additional offerings will be determined at the time of pricing of each offering, which will be a function of the prevailing market conditions and price of the Reference Share at the time of the relevant sale.

Will I receive interest on the Notes?

You will not receive any periodic interest payments on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

What are the Reference Shares and how have they performed historically?

For a description of the Reference Share, see the section “Description of the Reference Share.” We have provided tables and graphs depicting the monthly performance of the Reference Share from January 2002 through February 2008. You can find these tables and graphs in the section “Description of the Reference Share - Historical Performance on the Reference Share.” We have provided this historical information to help you evaluate the behavior of the Reference Share in various economic environments; however, past performance is not indicative of the manner in which the Reference Share will perform in the future. You should refer to the section “Risk Factors - The historical performance of the Reference Share is not an indication of the future performance of the Reference Share.”

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. Bear Stearns has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, the Notes will cease trading as of the close of business on the Maturity Date. You should refer to the section “Risk Factors.” If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

What is the role of Bear Stearns& Co. Inc.?

Bear Stearns & Co. Inc. (“Bear Stearns”) will be our agent for the offering and sale of the Notes. After the initial offering, Bear Stearns intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, Bear Stearns will not be obligated to engage in any of these market activities or to continue them once they are begun.

Bear Stearns also will be our Calculation Agent for purposes of calculating the Cash Settlement Value. Under certain circumstances, these duties could result in a conflict of interest between Bear Stearns’ status as our subsidiary and its responsibilities as Calculation Agent. Bear Stearns is obligated to carry out its duties and functions as Calculation Agent in good faith, and using its reasonable judgment. Manifest error by the Calculation Agent, or any failure by it to act in good faith, in making a determination adversely affecting the payment of the Cash Settlement Value or interest on principal to the holders of the Notes would entitle the holders, or the Trustee (as defined herein) acting on behalf of the holders, to exercise rights and remedies available under the Indenture (as defined herein). If the Calculation Agent uses its discretion to make a determination, the Calculation Agent will notify us and the Trustee, who will provide notice to the holders. You should refer to “Risk Factors - The Calculation Agent is one of our affiliates, which could result in a conflict of interest.”

Can you tell me more about The Bear Stearns Companies Inc.?

We are a holding company that, through our broker-dealer and international bank subsidiaries, principally Bear Stearns, Bear, Stearns Securities Corp., Bear, Stearns International Limited (“BSIL”) and Bear Stearns Bank plc, is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. For more information about us, please refer to the section “The Bear Stearns Companies Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section “Where You Can Find More Information” in the accompanying prospectus.

Who should consider purchasing the Notes?

Because the Notes are tied to the performance of the underlying Reference Share, they may be appropriate for investors with specific investment horizons who seek the potential to receive the Variable Return at maturity. In particular, the Notes may be an attractive investment for investors who:

•	want the potential to receive the Contingent Coupon;

•	believe the Share Price will not be observed at or above the Upper Barrier or at or below the Lower Barrier at any time during the Observation Period.

•	do not want to place their principal at risk and are willing to hold the Notes until maturity, and

•	are willing to forgo current income in the form of interest payments on the Notes or dividend payments on the Reference Share.

The Notes may not be a suitable investment for investors who:

•	believe the Share Price will be observed at or above the Upper Barrier or at or below the Lower Barrier at any time during the Observation Period;

•	seek current income or dividend payments from their investment;

•	seek an investment with an active secondary market; or

•	are unable or unwilling to hold the Notes until maturity.

What Are the U.S. federal income tax consequences of investing in the Notes?

We intend to treat the Notes as contingent payment debt instruments for federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” that reflects a single payment at maturity that produces the comparable yield. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder would have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

Does ERISA impose any limitations on purchases of the Notes?

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental or other plan subject to any similar law or any entity the assets of which are deemed to be “plan assets” under ERISA, Section 4975 of the Code, any applicable regulations or otherwise, will be permitted to purchase, hold and dispose of the Notes, subject to certain conditions. Such investors should carefully review the discussion under “Certain ERISA Considerations” herein before investing in the Notes.

RISK FACTORS

Your investment in the Notes involves a degree of risk similar to investing in the Reference Share. However, your ability to participate in the appreciation of the Reference Share is limited. The maximum return on the Notes is equal to the Contingent Coupon. You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus. These risks include the possibility that the Reference Share will fluctuate, and the possibility that you will receive only the principal amount you invested at maturity. We have no control over a number of matters that may affect the value of the Notes, including economic, financial, regulatory, geographic, judicial and political events, and that are important in determining the existence, magnitude, and longevity of these risks and their influence on the value of, or the payment made on, the Notes.

Your Notes are principal protected only if you hold the Notes until maturity.

If you sell your Notes prior to maturity, you may receive less than your initial investment in the Notes.

You will not receive any interest payments on the Notes. Your yield may be lower than the yield on a conventional debt security of comparable maturity.

You will not receive any periodic payments of interest or any other periodic payments on the Notes. On the Maturity Date, you will receive a payment per Note, if any, equal to the Cash Settlement Value. Thus, the overall return you earn on your Notes may be less than that you would have earned by investing in a non-equity linked debt security of comparable maturity that bears interest at a prevailing market rate and is principal protected. For more specific information about the Cash Settlement Value and for illustrative examples, you should refer to the section “Description of the Notes.”

You must rely on your own evaluation of the merits of an investment linked to the Reference Share.

In the ordinary course of our business, we may from time to time express views on expected movements in the Reference Share. These views may vary over differing time horizons and are subject to change without notice. Moreover, other professionals who deal in the equity markets may at any time have views that differ significantly than ours. In connection with your purchase of the Notes, you should investigate the Reference Share and not rely on our views with respect to future movements in these industries and stocks. You should make such investigation as you deem appropriate as to the merits of an investment linked to the Reference Share.

No Beneficial Interest in the Reference Share.

You will not be a beneficial owner of the Reference Share and therefore will not be entitled to receive any dividends or similar amounts paid on the Reference Share. Moreover, you will not be entitled to any voting rights or other control rights that holders of the Reference Share may have with respect to the Reference Issuer. The Cash Settlement Value does not reflect the payment of dividends on the Reference Share. The return on the Notes will not reflect the return you would realize if you actually owned the Reference Share and received dividends, if any, paid on those securities.

There is Limited Antidilution Protection.

The Calculation Agent will adjust the Initial Price, the Share Price the Cash Settlement Value, or any other variable (or combination thereof) for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other corporate events that affect capital structure of the Reference Issuer, but only in the situations and in the manner described in “Description of the Notes — Antidilution Adjustments”. The Calculation Agent is not required to make an adjustment for every corporate event that may affect the Reference Share. Those events or other actions by the Reference Issuer or a third party may nevertheless adversely affect the closing price of the Reference Share and, therefore, adversely affect the value of the Notes. The Reference Issuer or a third party could make an offering or exchange offer, or the Reference Issuer could take any other action, that adversely affects the value of the Reference Share and the Notes but does not result in an adjustment. Furthermore, some corporate events may lead to an acceleration of the Maturity Date.

Risks Relating to the Reference Share.

The Notes are subject to the risks of any investment in shares of a company, including the risk that general prices of shares may decline. The future performance of the Reference Share can not be predicted based on its historical performance. The Share Price of the Reference Share will be influenced by both complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the Reference Share is traded, and the various circumstances that can influence the closing price of the Reference Share in a specific market segment. It is impossible to predict what effect these factors will have on the price of the Reference Share at any time during the term of the Notes and thus, the return on the Notes.

If the Share Price at any time during the Observation Period is observed at or above the Upper Barrier or at or below the Lower Barrier, the market value of the Notes will decrease.

If the Share Price at any time during the Observation Period is observed at or above the Upper Barrier or at or below the Lower Barrier, the market value of the Notes may decline and will no longer be linked to the Share Price. If you try to sell your Notes on the secondary market prior to maturity in these circumstances, you may receive less than your initial investment in the Notes.

The Share Price is based on intra-day levels of the Reference Share, not only closing prices of the Reference Share.

The Share Price, which is used to determine whether the Upper Barrier and the Lower Barrier have been breached, is based on intra-day prices of the Reference Share, not only closing prices of the Reference Share. Therefore, because the intra-day low prices and the intra-day high prices will be less than or equal to, and greater than or equal to, the closing prices, respectively, it is more likely that the Upper Barrier or the Lower Barrier will be breached than if the Share Price were based solely on closing prices of the Reference Share.

The Issuer Has No Affiliation with the Reference Issuer.

The Reference Issuer is not an affiliate of the Issuer and is not involved in the offering of the Notes in any way. Consequently, we have no control of the actions of the Reference Issuer, including any corporate actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. The Reference Issuer has no obligation to consider your interest as an investor in the Notes in taking any corporate actions that might affect the value of your Notes and may take actions that could adversely affect the value of the Notes. None of the money you pay for the Notes will go to the Reference Issuer.

Your return on the Notes will not exceed the Contingent Coupon, regardless of the performance of the Reference Share during the term of the Notes.

In no event will your return on the Notes exceed the Contingent Coupon regardless of the performance of the Reference Share during the term of the Notes. Therefore, under certain circumstances, the Cash Settlement Value you receive at maturity will not fully reflect the performance of the Reference Share.

Because the treatment of the Notes is uncertain, the material U.S. federal income tax consequences of an investment in the Notes are uncertain.

For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, U.S. Holders will be required to include OID in income during their ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we have computed a “projected payment schedule” that reflects a single payment at maturity that produces the comparable yield. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder would have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). Additionally, U.S. Holders will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

Equity market risks may affect the trading value of the Notes and the amount you will receive at maturity.

We expect that the price of the Reference Share will fluctuate in accordance with changes in the financial condition of the Reference Issuer and other factors. The financial condition of the Reference Issuer may become impaired or the general condition of the equity market may deteriorate, either of which may cause a decrease in the price of the Reference Share and thus in the value of the Notes. Common stocks are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Reference Issuer. Investor perceptions regarding the Reference Issuer are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The price of the Reference Share is expected to fluctuate until maturity.

The historical performance of the Reference Share is not an indication of the future performance of the Reference Share.

The historical performance of the Reference Share, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Reference Share. It is impossible to predict whether the price of the Reference Share will fall or rise. The price of the Reference Share will be influenced by the complex and interrelated economic, financial, regulatory, geographic, judicial, political and other factors that can affect the capital markets generally and the equity trading markets on which the underlying common stocks are traded, and by various circumstances that can influence the price of the Reference Share.

The price at which you will be able to sell your Notes prior to maturity will depend on a number of factors, and may be substantially less than the amount you had originally invested.

If you wish to liquidate your investment in the Notes prior to maturity, your only alternative would be to sell them. At that time, there may be an illiquid market for Notes or no market at all. Even if you were able to sell your Notes, there are many factors outside of our control that may affect their trading value. We believe that the value of your Notes will be affected by the price and volatility of the Reference Share, whether the price of the Reference Share is greater than or equal to the Initial Price, changes in U.S. interest rates, the supply of and demand for the Notes and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes. The following paragraphs describe the manner in which we expect the trading value of the Notes will be affected in the event of a change in a specific factor, assuming all other conditions remain constant.

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Reference Share performance. We expect that the value of the Notes prior to maturity will depend substantially on whether the Share Price has exceeded the Upper Barrier or fallen below the Lower Barrier, and how close the Share Price is to either the Upper Barrier or Lower Barrier. If you decide to sell your Notes when the Share Price has, in fact, exceeded the Upper Barrier or fallen below the Lower Barrier, or when the Share Price is close to the Upper Barrier or Lower Barrier, you may nonetheless receive substantially less than the amount of your initial investment. Economic, financial, regulatory, geographic, judicial, political and other developments may affect the Reference Share and, thus, the value of the Notes.

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Volatility of the Reference Share. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Reference Share increases, the trading value of the Notes may be adversely affected. This volatility may increase the risk that the Share Price will either exceed the Upper Barrier or fall below the Lower Barrier, which could negatively affect the trading value of Notes. The effect of the volatility of the Reference Share on the trading value of the Notes may not necessarily decrease over time during the term of the Notes.

•
Interest rates. We expect that the trading value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Notes may decrease, and if U.S. interest rates decrease, the value of the Notes is expected to increase. Interest rates may also affect the economy and, in turn, the Share Price of the Reference Share, which (for the reasons discussed above) would affect the value of the Notes. Rising interest rates may lower the price of the Reference Share and, thus, the value of the Notes. Falling interest rates may increase the price of the Reference Share and, thus, the value of the Notes.

•
Our credit ratings, financial condition and results of operations. Actual or anticipated changes in our current credit ratings, A2 by Moody’s Investor Service, Inc. and A by Standard & Poor’s Rating Services, as well as our financial condition or results of operations may significantly affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the price of the Reference Share, it is uncertain whether an improvement in our credit ratings, financial condition or results of operations will have a positive effect on the trading value of the Notes.

•
Time remaining to maturity. As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease. A “time premium” results from expectations concerning the price of the Reference Share during the period prior to the maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease, potentially adversely affecting the trading value of the Notes. As the time remaining to maturity decreases, the trading value of the Notes and the supplemental return may be less sensitive to the volatility of the Reference Share.

•
Dividend yield. The value of the Notes may also be affected by the dividend yield on the Reference Share. In general, because the Cash Settlement Value does not incorporate the value of dividend payments, higher dividend yields is expected to reduce the value of the Notes and, conversely, lower dividend yields is expected to increase the value of the Notes.

•
Events involving the Reference Issuer. General economic conditions and earnings results of the Reference Issuer, and real or anticipated changes in those conditions or results, may affect the trading value of the Notes. For example, the Reference Issuer may be affected by mergers and acquisitions, which can contribute to volatility of the Reference Share. As a result of a merger or acquisition, the Reference Issuer may be replaced with a surviving or acquiring entity’s securities. The surviving or acquiring entity’s securities may not have the same characteristics as the Reference Share.

•
Size and liquidity of the trading market. The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop. There may not be a secondary market in the Notes, which may affect the price that you receive for your Notes upon any sale prior to maturity. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive upon any sale of the Notes prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

Bear Stearns has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future, nor can we predict the price at which any such bids will be made.

We want you to understand that the effect of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the value of the Notes attributable to another factor, such as an increase in the price of the Reference Share.

The Calculation Agent is one of our affiliates, which could result in a conflict of interest.

Bear Stearns will act as the Calculation Agent. The Calculation Agent will make certain determinations and judgments in connection with calculating the Share Price, or deciding whether a Market Disruption Event (as defined herein) has occurred. You should refer to the sections “Description of the Notes - Antidilution Adjustments” and “Description of the Notes - Market Disruption Events.” Because Bear Stearns is our affiliate, conflicts of interest may arise in connection with Bear Stearns performing its role as Calculation Agent. Rules and regulations regarding broker-dealers (such as Bear Stearns) require Bear Stearns to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes. Bear Stearns is obligated to carry out its duties and functions as Calculation Agent in good faith, and using its reasonable judgment. See the section “Description of the Notes - Calculation Agent.”

Our affiliates, including Bear Stearns, may, at various times, engage in transactions involving the Reference Share for their proprietary accounts, and for other accounts under their management. These transactions may influence the price of the Reference Share. BSIL, an affiliate of Bear Stearns, or one of its subsidiaries will also be the counterparty to the hedge of our obligations under the Notes. You should refer to the section “Use of Proceeds and Hedging.” Accordingly, under certain circumstances, conflicts of interest may arise between Bear Stearns’ responsibilities as Calculation Agent with respect to the Notes and its obligations under our hedge.

We cannot control actions by the Reference Issuer.

We are not affiliated with the Reference Issuer. Actions by the Reference Issuer may have an adverse effect on the Share Price and the trading value of the Notes. The Reference Issuer is not involved in this offering and has no obligations with respect to the Notes, including any obligation to take our or your interests into consideration for any reason. The Reference Issuer will not receive any of the proceeds of this offering and is not responsible for, and has not participated in, the determination of the timing of, prices for, or quantities of, the Notes to be issued. The Reference Issuer is not involved with the administration, marketing or trading of the Notes and has no obligations with respect to the amount to be paid to you under the Notes on the Maturity Date.

We are not affiliated with the Reference Issuer and are not responsible for any disclosure by the Reference Issuer. However, we may currently, or in the future, engage in business with such companies. Neither we nor any of our affiliates, including Bear Stearns, assumes any responsibility for the adequacy or accuracy of any publicly available information about the Reference Share or the Reference Issuer. You should make your own investigation into the Reference Share and the Reference Issuer.

Trading and other transactions by us or our affiliates could affect the price of the Reference Share, the trading value of the Notes or the amount you may receive at maturity.

We and our affiliates may from time to time buy or sell the Reference Share or derivative instruments related to the Reference Share for our own accounts in connection with our normal business practices or in connection with hedging our obligations under the Notes and other instruments. These trading activities may present a conflict of interest between your interest in the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers and in accounts under our management. The transactions could affect the price of the Reference Share in a manner that would be adverse to your investment in the Notes. See the section “Use of Proceeds and Hedging.”

The original issue price of the Notes includes the cost of hedging our obligations under the Notes. Such cost includes BSIL’s expected cost of providing such hedge and the profit BSIL expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Bear Stearns will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by Bear Stearns as a result of transaction costs. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

Hedging activities we or our affiliates may engage in may affect the price of the Reference Share, including the Share Price, and, accordingly, increase or decrease the trading value of the Notes prior to maturity and the Cash Settlement Value you would receive at maturity. To the extent that we or any of our affiliates has a hedge position in the Reference Share, or derivative or synthetic instruments related to the Reference Share, we or any of our affiliates may liquidate a portion of such holdings at or about the time of the maturity of the Notes. Depending on, among other things, future market conditions, the aggregate amount and the composition of such hedge positions are likely to vary over time. Profits or losses from any of those positions cannot be ascertained until the position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that any of those activities will have a material effect on the price of the Reference Share, we cannot assure you that these activities will not affect such price and the trading value of the Notes prior to maturity or the Cash Settlement Value payable at maturity.

In addition, we or any of our affiliates may purchase or otherwise acquire a long or short position in the Notes. We or any of our affiliates may hold or resell the Notes. We or any of our affiliates may also take positions in other types of appropriate financial instruments that may become available in the future.

Research reports and other transactions may create conflicts of interest between you and us.

We or one or more of our affiliates have published, and may in the future publish, research reports on the Reference Issuer. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market price of the Reference Share and, therefore, the Share Price and the value of the Notes.

We or any of our affiliates may also issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns indexed to the Reference Share. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the Notes.

We and our affiliates, at present or in the future, may engage in business with the Reference Issuer, including making loans to, equity investments in, or providing investment banking, asset management or other advisory services to the Reference Issuer. In connection with these activities, we may receive information about the Reference Issuer that we will not divulge to you or other third parties.

The Cash Settlement Value you receive on the Notes may be delayed or reduced upon the occurrence of a Market Disruption Event, or an Event of Default.

If the Calculation Agent determines that, on the Calculation Date, a Market Disruption Event has occurred or is continuing, the determination of the price of the Reference Share by the Calculation Agent may be deferred. You should refer to the section “Description of the Notes - Market Disruption Events.”

If the Calculation Agent determines that an Event of Default (as defined below) has occurred, a holder of the Notes will only receive an amount equal to the trading value of the Notes on the date of such Event of Default, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying hedging or funding arrangements, all as determined by the Calculation Agent. You should refer to the section “Description of the Notes—Event of Default and Acceleration.”

You should decide to purchase the Notes only after carefully considering the suitability of the Notes in light of your particular financial circumstances. You should also carefully consider the tax consequences of investing in the Notes. You should refer to the section “Certain U.S. Federal Income Tax Considerations” and discuss the tax implications with your own tax advisor.

DESCRIPTION OF THE NOTES

The following description of the Notes supplements the description of the Notes in the accompanying prospectus supplement and prospectus. This is a summary and is not complete. You should read the indenture, dated as of May 31, 1991, as amended (the “Indenture”), between us and The Bank of New York as successor in interest to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”). A copy of the Indenture is available as set forth under the section of the prospectus “Where You Can Find More Information.”

General

The Notes are part of a single series of debt securities under the Indenture described in the accompanying prospectus supplement and prospectus designated as Medium-Term Notes, Series B. The Notes are unsecured and will rank equally with all of our unsecured and unsubordinated debt, including the other debt securities issued under the Indenture. Because we are a holding company, the Notes will be structurally subordinated to the claims of creditors of our subsidiaries.

The aggregate principal amount of the Notes will be $[●]. The Notes are expected to mature on October [●], 2009 and do not provide for earlier redemption. The Notes will be issued only in fully registered form, and in minimum denominations of $1,000; provided, however, that the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000. Initially, the Notes will be issued in the form of one or more global securities registered in the name of DTC or its nominee, as described in the accompanying prospectus supplement and prospectus. When we refer to Note or Notes in this pricing supplement, we mean $1,000 principal amount of Notes. The Notes will not be listed on any securities exchange.

You should refer to the section “Certain U.S. Federal Income Tax Considerations,” for a discussion of certain federal income tax considerations to you as a holder of the Notes.

Interest

We will not make any periodic payments of interest on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

Payment at Maturity

You will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner: (i) if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (a) the $1,000 principal amount of the Notes multiplied by (b) the Contingent Coupon; (ii) however, if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.

The “Initial Price” equals [●], the closing price of the Reference Share on March [●], 2008.

The “Share Price” means, as of any time or date of determination during the Observation Period, the price of the Reference Share as determined by the Calculation Agent and displayed on Bloomberg Page GM <Equity><GO>.

The “Observation Period” means each day which is a Reference Share Business Day for the Reference Share from and including the Pricing Date to and including the Calculation Date.

The “Pricing Date” will be March [●], 2008.

The “Calculation Date” will be September [●], 2009 unless such date is not a Reference Share Business Day, in which case the Calculation Date shall be the next Reference Share Business Day for such Reference Share. The Calculation Date is subject to adjustment as described under “Description of the Notes - Market Disruption Events.”

The “Maturity Date” is expected to be October [●], 2009 unless such date is not a Reference Share Business Day, in which case the Maturity Date shall be the next Reference Share Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Reference Share Business Days following the adjusted Calculation Date.

“Related Exchange” means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Reference Share.

“Primary Exchange” means the primary exchange or market of trading of the Reference Share.

“Reference Share Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

Illustrative Examples

The following table is for illustrative purposes and is not indicative of the future performance of the Reference Share or the future value of the Notes.

Because the Share Price may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values for the Reference Share. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the Share Price during the term of the Notes or whether, at any time during the Observation Period, the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier. You should not construe these examples or the data included in any table or graph below as an indication or assurance of the expected performance of the Notes.

You can review the historical prices of the Reference Share in the section of this pricing supplement called “Description of the Reference Share.” The historical performance of the Reference Share included in this pricing supplement should not be taken as an indication of the future performance of the Reference Share. It is impossible to predict whether, at any time during the Observation Period, the Share Price will be observed at or above the Upper Barrier or at or below the Lower Barrier during the term of the Notes.

The table and corresponding examples below demonstrate the hypothetical Cash Settlement Value of a Note for a hypothetical Reference Share and are based on the following assumptions:

•	You purchase $100,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00 per Note.

•	You hold the Notes to maturity.

•	The Initial Price for the hypothetical Reference Share is 22.00.

•	The Lower Barrier is 13.20 (representing 60.00% of the Initial Price).

•	The Upper Barrier is 30.80 (representing 140.00% of the Initial Price).

•	The Contingent Coupon is 20.00%.

•	All returns are based on an 18-month term, pre-tax basis.

•	No Market Disruption Events occur during the term of the Notes.

Per $100,000 Principal	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6
Initial Price	$22.00	$22.00	$22.00	$22.00	$22.00	$22.00
Lower Barrier Price	$13.20	$13.20	$13.20	$13.20	$13.20	$13.20
Upper Barrier Price	$30.80	$30.80	$30.80	$30.80	$30.80	$30.80
Low point during Note	$17.60	$11.00	$17.60	$17.60	$11.00	$17.60
High point during Note	$26.40	$26.40	$26.40	$33.00	$36.30	$26.40
Lower Barrier breached	No	Yes	No	No	Yes	No
Upper Barrier breached	No	No	No	Yes	Yes	No
Final Price	$17.60	$17.60	$26.40	$26.40	$26.40	$22.00
Change in Share Price	-20.00%	-20.00%	20.00%	20.00%	20.00%	0.00%
Contingent Coupon	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Note Value at Maturity	$120,000.00	$100,000.00	$120,000.00	$100,000.00	$100,000.00	$120,000.00

Example 1:

In this example, the Share Price, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $120,000.00. Although the change in Share Price is negative, your return on investment would still be positive (in this case, 20.00%), because at all times during the Observation Period, the Share Price was observed below the Upper Barrier and above the Lower Barrier.

Example 2:

In this example, the Share Price at some time during the Observation Period is observed at or below the Lower Barrier. Although the change in Share Price in this example is equal to that of Example 1, because the Share Price at some time during the Observation Period was observed at or below the Lower Barrier, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or below the Lower Barrier.

Example 3:

In this example, the Share Price, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $120,000.00. Your return on investment would be 20.00%.

Example 4:

In this example, the Share Price at some time during the Observation Period is observed at or above the Upper Barrier. Although the change in Share Price in this example is equal to that of Example 3, because the Share Price at some time during the Observation Period was observed at or above the Upper Barrier, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or above the Upper Barrier.

Example 5:

In this example, the Share Price at some time during the Observation Period is observed at or above the Upper Barrier, and at another time during the Observation Period is observed at or below the Lower Barrier. Although the change in Share Price is positive, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or above the Upper Barrier and, at another time during the Observation Period, the Share Price was observed at or below the Lower Barrier.

Example 6:

In this example, the Index Level, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $120,000.00. Although the change in Share Price is equal to zero, your return on investment would still be positive (in this case, 20.00%), because at all times during the Observation Period, the Share Price was observed below the Upper Barrier and above the Lower Barrier.

Market Disruption Events

If the Calculation Date is not a Reference Share Business Day, the Share Price of the Reference Share will be determined on the first following day that is a Reference Share Business Day. To the extent a Disrupted Day (as defined below) exists on a day on which the Share Price is to be determined, the Share Price of the Reference Share will be determined on the first following Reference Share Business Day on which a Disrupted Day does not exist with respect to the Reference Share, provided that if a Disrupted Day exists on three consecutive Reference Share Business Days, the Share Price of the Reference Share on such date of determination shall be deemed to be the closing price of such Reference Share last in effect prior to commencement of the initial Disrupted Day (or prior to the non-trading day). The Calculation Agent shall determine the Share Price as of any such postponed date. In the event that the Calculation Date is postponed, the Maturity Date shall also be postponed to the third Reference Share Business Day following the postponed Calculation Date.

A “Disrupted Day” is any Reference Share Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, in both cases, which the Calculation Agent determines is material, where:

•	“Market Disruption Event” means, with respect to the Reference Share:

(a) the occurrence or existence of a condition specified below:

(i) any suspension of or limitation imposed on trading by the Primary Exchange or any Related Exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by the Primary Exchange or any Related Exchanges or otherwise, (A) relating to the Reference Share or (B) in futures or options contracts relating to the Reference Share, on any Related Exchange; or

(ii) any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for the Reference Share or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Share, on any Related Exchange; or

(b) the closure on any Reference Share Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Reference Share Business Day for the Primary Exchange or such Related Exchange and (ii) the submission deadline for orders to be entered into the Primary Exchange system for execution at the close of trading on such Reference Share Business Day for the Primary Exchange or such Related Exchange.

“Related Exchange” means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Reference Share.

“Primary Exchange” means the primary exchange or market of trading of the Reference Share.

“Reference Share Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Reference Share Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Reference Share Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

For purposes of the above definition:

(a)
limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(b)
for purposes of clause (a) above, any limitations on trading during significant market fluctuations, under NYSE Rule 80B, NASD Rule 4120 or any analogous rule or regulation enacted or promulgated by the NYSE, NASD or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent, will be considered “material.”

Antidilution Adjustments

If one of the corporate events described below occurs, the Calculation Agent will determine whether such corporate event will have a material effect on the Reference Share or the Notes, or in the case of a Potential Adjustment Event, whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of one Reference Share. To the extent the Calculation Agent makes such a determination, the Calculation Agent will make the adjustments and computations described below. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the Reference Share, if applicable. Upon making any such adjustment, the Calculation Agent will give notice as soon as practicable to the Trustee, stating the adjustment made. The Calculation Agent will provide information about the adjustments it makes upon your written request.

If more than one corporate event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Price, the Share Price, the Cash Settlement Value or any other variable for the first corporate event, the Calculation Agent will adjust the appropriate variables for the second event, applying the required adjustment cumulatively.

To the extent the Calculation Agent makes an adjustment, it will make the adjustment with a view to offsetting, to the extent practical, any change in your economic position relative to the Notes that results solely from that corporate event. The Calculation Agent may modify the antidilution adjustments as necessary to ensure an equitable result.

The following corporate events are those that may require an adjustment:

Merger Events and Tender Offers

Merger Events. A “Merger Event” shall mean, in respect of the Reference Share, any (i) reclassification or change of such Reference Shares that results in a transfer of or an irrevocable commitment to transfer all of the outstanding Reference Share to another person or entity, (ii) consolidation, amalgamation, merger or binding share exchange of the Reference Issuer with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which such Reference Issuer is the continuing entity and which does not result in a reclassification or change of all of such Reference Shares outstanding), (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding Reference Shares (other than such Reference Shares owned or controlled by such other entity or person), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Issuer or its subsidiaries with or into another entity in which the Reference Issuer is the continuing entity and which does not result in a reclassification or change of the Reference Shares of the Reference Issuer outstanding but results in the outstanding Reference Shares of the Reference Issuer (other than Reference Shares owned or controlled by such other entity) immediately following such event collectively representing less than 50% of the outstanding Reference Shares of the Reference Issuer immediately prior to such event, in each case if the closing date of the Merger Event is on or before the Calculation Date.

Tender Offers. A “Tender Offer” shall mean, in respect of the voting shares of the Reference Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Issuer as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant.

If a Merger Event or a Tender Offer occurs and the consideration for the Reference Share consists solely of new shares that are publicly quoted, traded or listed on the New York Stock Exchange, American Stock Exchange, or NASDAQ (the “New Reference Share”), then the Reference Share will be adjusted to comprise the number of New Reference Shares to which a holder of one Reference Share immediately prior to the occurrence of the Merger Event or Tender Offer, as the case may be, would be entitled upon consummation of such Merger Event or Tender Offer, and the Calculation Agent shall adjust any or all of the Initial Price, the Share Price, the Cash Settlement Value or any other variable relevant to the terms of the Notes to account for the economic effect of such Merger Event or Tender Offer. The Calculation Agent will determine the effective date of any such adjustment (as described in this paragraph), and the replacement of the Reference Share, if applicable.

If the Approval Date (as defined herein) for a Merger Event or a Tender Offer occurs, on or prior to the Calculation Date, and the distributions of property made in respect of the Reference Share includes property other than New Reference Shares (other than cash paid in lieu of fractional shares), in whole or in part, then a holder of the Notes will receive a cash amount on the Maturity Date equal to the Consideration Value (as defined herein).

“Consideration Value” per Reference Share means, with respect to an event (other than one in which consideration consists solely of New Reference Shares), the sum of (i) in the case of cash received in such event, the amount of cash so received, and (ii) for any property other than cash received in such event, the market value of such property so received as of the Calculation Date. Any market value determined pursuant to (ii) above shall be determined on the basis of market quotations from four leading dealers in the relevant market. If that property cannot be determined on the basis of market quotations by four leading dealers in the relevant market, then the Calculation Agent will determine the market value of such property.

The “Approval Date” is the closing date of a Merger Event, or, in the case of a Tender Offer, the date on which the person or entity making the Tender Offer acquires or otherwise obtains the relevant percentage of the voting shares of the Reference Issuer.

In the event of a Merger Event or Tender Offer in which a holder of Reference Shares may elect the form of consideration it receives in respect of such Merger Event or Tender Offer, the consideration shall be deemed to consist of the types and amounts of each type of consideration distributed to a holder that makes no election, as determined by the Calculation Agent.

Nationalization, Delisting and Insolvency

Nationalization. “Nationalization” shall mean all the assets or substantially all the assets of the Reference Issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

Insolvency. “Insolvency” shall mean that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving, the Reference Issuer, (i) any of the Reference Shares of the Reference Issuer are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any of the Reference Share become legally prohibited from transferring the Reference Share.

Delisting Event. A “Delisting Event” shall occur, with respect to the Reference Share, if the Primary Exchange announces that pursuant to the rules of the Primary Exchange, the Reference Share cease (or will cease) to be listed, traded or publicly quoted on the Primary Exchange for any reason (other than a Merger Event or Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as the Primary Exchange.

If the Announcement Date (as defined herein) for a Nationalization, Insolvency or Delisting Event occurs, on or prior to the Calculation Date, then a holder of the Notes will receive a cash amount on the Maturity Date equal to the Consideration Value (as defined above), which may be zero.

The “Announcement Date” means (i) in the case of a Nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the Reference Issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a Delisting Event, the day of the first public announcement by the Primary Exchange that the Reference Share will cease to trade or be publicly quoted on such exchange, or (iii) in the case of an Insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an Insolvency with respect to the Reference Issuer. In the case of an acceleration of the maturity of the Notes, interest will be paid on the Notes through and excluding the related date of accelerated payment.

Potential Adjustment Events

Potential Adjustment Events. A “Potential Adjustment Event” shall mean, with respect to the Reference Share, any of the following (i) a subdivision, consolidation or reclassification of the Reference Share (other than a Merger Event or Tender Offer), or a free distribution or distribution of Reference Share to existing holders by way of bonus, capitalization or similar issue; (ii) a distribution to existing holders of the Reference Share of (A) Reference Shares, (B) other capital or securities granting the right to payment of distributions and/or proceeds of liquidation of the Reference Issuer equal, proportionate or senior to such payments to holders of such Reference Share or (C) any other type of securities, rights or warrants or other assets, in any case for payments (cash or other) at less than the prevailing market price, as determined by the Calculation Agent; (iii) an extraordinary distribution paid by the Reference Issuer; (iv) a call by the Reference Issuer in respect of Reference Share that are not fully paid; (v) a repurchase of Reference Shares or securities convertible into or exchangeable for Reference Shares, by the Reference Issuer whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or (vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the Reference Share other than Insolvency, Merger Event or Tender Offer, in each case if the Potential Adjustment Event occurs before the Calculation Date.

If a Potential Adjustment Event shall occur, then the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of one Reference Share and, if so, will (i) make the corresponding adjustment(s), if any, to the Initial Price, the Share Price, the Cash Settlement Value and any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

Redemption; Defeasance

The Notes are not subject to redemption before maturity, and are not subject to the defeasance provisions described in the section “Description of Debt Securities - Defeasance” in the accompanying prospectus.

Events of Default and Acceleration

If an Event of Default (as defined in the accompanying prospectus) with respect to any Notes has occurred and is continuing, then the amount payable to you, as a holder of a Note, upon any acceleration permitted by the Notes will be equal to the Cash Settlement Value as though the date of early repayment were the Maturity Date of the Notes, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying or related hedging or funding arrangements, all as determined by the Calculation Agent. If a bankruptcy proceeding is commenced in respect of us, the claims of the holder of a Note may be limited under Title 11 of the United States Code.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Bear Stearns in immediately available funds. Payments of the Cash Settlement Value will be made by us in immediately available funds, so long as the Notes are maintained in book-entry form.

Calculation Agent

The Calculation Agent for the Notes will be Bear Stearns. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us and the holders of the Notes, absent manifest error and provided the Calculation Agent shall be required to act in good faith in making any determination. Manifest error by the Calculation Agent, or any failure by it to act in good faith, in making a determination adversely affecting the payment of principal, interest or premium on principal to holders would entitle the holders, or the Trustee acting on behalf of the holders, to exercise rights and remedies available under the Indenture. If the Calculation Agent uses its discretion to make any determination, the Calculation Agent will notify us and the Trustee, who will provide notice to the registered holders of the Notes.

DESCRIPTION OF THE REFERENCE SHARE

Neither the Issuer nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Reference Issuer contained in this Pricing Supplement or in any publicly available filings made by the Reference Issuer. You should make your own investigation into the Reference Issuer.

General Motors Corporation (GM)

According to publicly available information, General Motors Corporation (“GM”) is primarily engaged in the worldwide development, production and marketing of cars, trucks and parts. GM develops, manufactures and markets its vehicles worldwide through its four automotive regions: GM North America, GM Europe, GM Latin America/Africa/Mid-East and GM Asia Pacific. GM’s finance and insurance operations are primarily conducted through GMAC LLC (GMAC). GMAC was a wholly owned subsidiary, until November 30, 2006, when GM sold a 51% controlling ownership interest in GMAC. As a result, GM holds a 49% ownership interest in GMAC, which provides a range of financial services. GM’s total worldwide car and truck deliveries were 9.1 million during the year ended December 31, 2006. In January 2007, Isuzu Motors Limited acquired the 100% stake in a diesel engine development company, which is a joint venture between Isuzu Motors and General Motors Corporation.

The Reference Shares of GM are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Commission. Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at the Woolworth Building, 233 Broadway, New York, New York 10279, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission's website is http://www.sec.gov. In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such reports.

This Pricing Supplement relates only to the Notes offered hereby and does not relate to the Reference Share or other securities of the Reference Issuer. The Issuer has derived all disclosures contained in this Pricing Supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraph. The Issuer has not participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the Notes. The Issuer makes no representation that such publicly available documents or any other any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, the Issuer cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Reference Share (and therefore the Initial Share Price and the Cash Settlement Value) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value received on any date with respect to the Notes and, therefore, the trading value of the Notes. The Issuer does not have any obligation to disclose any information about the Reference Issuer or the Reference Share after the date of this Pricing Supplement.

Historical Performance of the Reference Shares of GM

The following table sets forth the month ending closing prices of the Reference Shares of GM for each calendar month in the period from January 2002 to February 2008. The Reference Share closing prices listed below were obtained from Bloomberg, without independent verification by the Issuer. The historical prices of the Reference Share should not be taken as an indication of future performance, and no assurance can be given that the Share Price of the Reference Share will be observed below the Upper Barrier and above the Lower Barrier at all times during the Observation Period.

The closing price of the Reference Shares of GM on March 10, 2008 was 20.89.

Month-End Closing Price of the Reference Share

	2002	2003	2004	2005	2006	2007	2008
January	51.14	36.33	49.68	36.81	24.06	32.84	28.31
February	52.98	33.77	48.12	35.67	20.31	31.92	23.28
March	60.45	33.62	47.10	29.39	21.27	30.64	--
April	64.15	36.05	47.42	26.68	22.88	31.23	--
May	62.15	35.33	45.39	31.53	26.93	29.99	--
June	53.45	36.00	46.59	34.00	29.79	37.80	--
July	46.55	37.43	43.14	36.82	32.23	32.40	--
August	47.86	41.10	41.31	34.19	29.18	30.74	--
September	38.90	40.93	42.48	30.61	33.26	36.70	--
October	33.25	42.67	38.55	27.40	34.92	39.19	--
November	39.70	42.78	38.59	21.90	29.23	29.83	--
December	36.86	53.40	40.06	19.42	30.72	24.89	--

* All historical prices are denominated in USD and rounded to the nearest penny.

** All historical prices were calculated as of the last Reference Share Business Day of the relevant month.

The following graph illustrates the historical performance of the Reference Shares of GM based on the closing price on the last Reference Share Business Day of each month from January 2002 to January 2008.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of Notes. As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is:

• an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

• a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

• a nonresident alien individual,

• a foreign corporation,

• an estate whose income is not subject to U.S. federal income tax on a net income basis, or

• a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued there under, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only U.S. Holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark to market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

Prospective purchasers of Notes should consult their tax advisors as to the federal, state, local, and other tax consequences to them of the purchase, ownership and disposition of Notes.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

For U.S. federal income tax purposes, we intend to treat the Notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” Under the noncontingent bond method, U.S. Holders of the Notes will accrue OID over the term of the Notes based on the Notes’ “comparable yield.” As a result, U.S. Holders will be required to include OID over the term of the Notes even though no cash payments will be made with respect to the Notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, we estimate that the comparable yield of the Notes will be an annual rate of approximately [●]%, compounded annually. U.S. Holders may obtain the actual comparable yield by contacting The Bear Stearns Companies Inc., Bill Bamber at (212) 272-6635. U.S. Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes, increased by the OID accrued in all prior periods. The issue price of the Notes will be the first price at which a substantial amount of the Notes are sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). U.S. Holders may obtain the issue price of the Notes by contacting The Bear Stearns Companies Inc., Bill Bamber at (212) 272-6635. (The accrual of OID by U.S. Holders that purchase their Notes at a price other than the issue price of the Notes will be subject to an adjustment described below.) The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that reflects an estimate of the Cash Settlement Value upon the maturity of the Notes and which is adjusted to produce the comparable yield. U.S. Holders may obtain the projected payment schedule by contacting The Bear Stearns Companies Inc., Bill Bamber at (212) 272-6635.

Under the noncontingent bond method, except as described below, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

The comparable yield and the projected payment amount for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding a Note’s yield or the index price return amount.

A U.S. Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. Holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the Internal Revenue Service (the “IRS”), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield that we provide for the Notes will be reasonable and therefore will be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the Notes.

In the event that, at any time during the Observation Period more than six months prior to the Maturity Date, the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier so that the Variable Return is fixed at zero, although not free from doubt, under one approach, a U.S. Holder should not accrue OID for the remainder of the term of the Note, should receive a deduction for prior accrual of OID included in taxable income, and should adjust the projected payment schedule to reflect a payment of the principal amount on the Maturity Date. Other approaches are possible. U.S. Holders should consult with their tax advisors regarding their treatment in the event that the Variable Return is fixed at zero.

A U.S. Holder that purchases a Note for an amount other than the issue price of the Note will be required to adjust its OID inclusions to account for the difference. These adjustments will affect the U.S. Holder’s basis in the Note. Reports to US Holders may not include these adjustments. U.S. Holders that purchase Notes at other than the issue price should consult their tax advisors regarding these adjustments.

Sale, Exchange, Retirement, or Other Disposition of the Notes

If the payment of the Cash Settlement Value on the Maturity Date exceeds the projected maturity amount in the projected payment schedule, a U.S. Holder will be required to include such excess in income as ordinary interest on the Maturity Date. Alternatively, if the Cash Settlement Value payment is less than the projected maturity amount, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Maturity Date occurs, and any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other disposition of a Note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the U.S. Holder on the Note. In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. Holder on the Note, and the loss will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any loss in excess of the accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Federal Income Tax Treatment of Non-U.S. Holders

Payments on the Notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

• the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

• the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through actual or constructive ownership,

• the Non-U.S. Holder is not a bank receiving interest on a loan made in the ordinary course of its trade or business,

• the Reference Share is actively traded within the meaning of section 871(h)(4)(C)(v) of the Code, and

• the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States and either (a) the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the Non-U.S. Holder holds its Note through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided to us an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

We expect that the Reference Share will be treated as actively traded within the meaning of section 871(h)(4)(C)(v). If any of the above conditions are not satisfied, payments on the Notes will be subject to a withholding tax equal to 30% of any income with respect to a Note for which amounts were not previously withheld, unless an income tax treaty reduces or eliminates the tax or the income with respect to the Note is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8ECI. In the latter case, the Non-U.S. Holder will be subject to U.S. federal income tax with respect to all income with respect to the Note at regular rates applicable to U.S. taxpayers, unless an income tax treaty reduces or eliminates the tax, and Non-U.S. Holders that are treated as corporations for federal income tax purposes may also be subject to a 30% branch profits tax, unless an income tax treaty reduces or eliminates the branch profits tax.

Federal Estate Tax Treatment of Non-U.S. Holders.

A Note held by an individual who at death is a Non-U.S. Holder will not be includible in the Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes if payments on the Notes to the Non-U.S. Holder would not have been subject to U.S. federal income or withholding tax at the time of death under the tests described above.

Information Reporting and Backup Withholding

Information reporting will apply to certain payments on a Note (including interest and OID) and proceeds of the sale of a Note held by a U.S. Holder that is not an exempt recipient (such as a corporation). Backup withholding may apply to payments made to a U.S. Holder if (a) the U.S. Holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the U.S. Holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

Backup withholding and nonresident alien withholding will not be required with respect to interest paid to Non- U.S. Holders, so long as we have received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, W-8ECI, W-8EXP or Form W-8IMY with all of the attachments required by the IRS. Interest paid to a Non-U.S. Holder will be reported on IRS Form 1042-S which is filed with the IRS and sent to Non-U.S. Holders.

Information reporting and backup withholding may apply to the proceeds of a sale of a Note by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless we receive one of the tax forms described above.

Backup withholding is not an additional tax and may be refunded (or credited against your U.S. federal income tax liability, if any). The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Code prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code (“Qualified Plans”) or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of ERISA prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian) of a Plan, any person providing services (for example, a broker) to a Plan, the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of Notes by a Plan with respect to which we, Bear Stearns and/or certain of our affiliates is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such the Notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. Each of us, Bear Stearns and Bear Stearns Securities Corp. is considered a “disqualified person” under the Code or a “party in interest” under ERISA with respect to many Plans, although neither we nor Bear Stearns can be a “party in interest” to any IRA other than certain employer-sponsored IRAs, as only employer-sponsored IRAs are covered by ERISA.

Applicable administrative exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts).

It should also be noted that the Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing Notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither we, Bear Stearns, nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the Notes, both of which are necessary preconditions to utilizing this exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption.

A fiduciary who causes a Plan to engage, directly or indirectly, in a non-exempt prohibited transaction may be subject to a penalty under ERISA, and may be liable for any losses to the Plan resulting from such transaction. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in non-exempt transactions with the assets of Plans subject to such Section. If an IRA engages in a prohibited transaction, the assets of the IRA are deemed to have been distributed to the IRA beneficiaries.

In accordance with ERISA’s general fiduciary requirements, a fiduciary with respect to any ERISA Plan who is considering the purchase of Notes on behalf of such plan should consider the foregoing information and the information set forth in the applicable prospectus supplement and any applicable pricing supplement, and should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Fiduciaries of Plans established with, or for which services are provided by, us, Bear Stearns, and/or certain of our affiliates should consult with counsel before making any acquisition. Each purchaser of any Notes, the assets of which constitute the assets of one or more Plans, and each fiduciary that directs such purchaser with respect to the purchase or holding of such Notes, will be deemed to represent that the purchase, holding and disposition of the Notes does not and will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state or local law (“Similar Law”) similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans (“Similar Law Plans”) should consider applicable Similar Law when investing in the Notes. Each fiduciary of a Similar Law Plan will be deemed to represent that the Similar Law Plan’s (direct or indirect) acquisition and holding of the Notes will not result in a non-exempt violation of applicable Similar Law.

The sale of any Note to a Plan or a Similar Law Plan is in no respect a representation by us or any of our affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Law Plans generally or any particular Plan or Similar Law Plan, or that such an investment is appropriate for a Plan or a Similar Law Plan generally or any particular Plan or Similar Law Plan.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds from the sale of the Notes for general corporate purposes. We or one or more of our subsidiaries (including BSIL) may hedge our obligations under the Notes by the purchase and sale of the Reference Share, exchange-traded and over-the-counter options on, or other derivative or synthetic instruments related to, the Reference Share, individual futures contracts on the Reference Share, futures contracts on the Reference Share and/or options on these futures contracts. At various times after the initial offering and before the maturity of the Notes, depending on market conditions (including the price of the Reference Share), in connection with hedging with respect to the Notes, we expect that we and/or one or more of our subsidiaries will increase or decrease those initial hedging positions using dynamic hedging techniques and may take long or short positions in any of these instruments. We or one or more of our subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future. If we or one or more of our subsidiaries has a long hedge position in any of these instruments then we or one or more of our subsidiaries may liquidate a portion of these instruments at or about the time of the maturity of the Notes. Depending on, among other things, future market conditions, the total amount and the composition of such positions are likely to vary over time. We will not be able to ascertain our profits or losses from any hedging position until such position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that such hedging activity will have a material effect on the price of any of these instruments or on the price of the Reference Share, we cannot guarantee that we and one or more of our subsidiaries will not affect such prices as a result of its hedging activities. You should also refer to “Use of Proceeds” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear Stearns, as principal, and Bear Stearns has agreed to purchase from us, the aggregate principal amount of Notes set forth opposite its name below.

Agent	Principal Amount of Notes
Bear, Stearns & Co. Inc.	$[●]
Total	$[●]

The Agent intends to initially offer $[●] of the Notes to the public at the offering price set forth on the cover page of this pricing supplement, and to subsequently resell the remaining face amount of the Notes at prices related to the prevailing market prices at the time of resale. In the future, the Agent may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We will offer the Notes to Bear Stearns at a discount of [●]% of the price at which the Notes are offered to the public. Bear Stearns may reallow a discount to other agents not in excess of [●]% of the public offering price.

In order to facilitate the offering of the Notes, we may grant the Agent a 13-day option from the date of the final pricing supplement, to purchase from us up to an additional $[●] at the public offering price, less the agent’s discount, to cover any over-allotments. The Agent may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. Specifically, the Agent may over-allot or otherwise create a short position in the Notes for its own account by selling more Notes than have been sold to it by us. If this option is exercised, in whole or in part, subject to certain conditions, the Agent will become obligated to purchase from us and we will be obligated to sell to the Agent an amount of Notes equal to the amount of the over-allotment exercised. The Agent may elect to cover any such short position by purchasing Notes in the open market. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such stabilizing, if commenced, may be discontinued at any time and in any event shall be discontinued within a limited period. No other party may engage in stabilization.

Payment of the purchase price shall be made in funds that are immediately available in New York City.

The agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify the agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act. We have agreed to reimburse the agents for certain expenses.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market will develop. Bear Stearns has advised us that, following completion of the offering of the Notes, it intends under ordinary market conditions to indicate prices for the Notes on request, although it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no guarantees can be given as to whether an active trading market for the Notes will develop or, if such a trading market develops, as to the liquidity of such trading market. We cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made. The Notes will cease trading as of the close of business on the Maturity Date.

Because Bear Stearns is our wholly-owned subsidiary, each distribution of the Notes will conform to the requirements set forth in Rule 2720 of the FINRA Conduct Rules.

LEGAL MATTERS

The validity of the Notes will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

The Bear Stearns
Companies Inc.

$[●]

Medium-Term Notes, Series B

18-Month Range Bound Notes

Linked to the common stock of General
Motors Corporation
Due October [●], 2009

PRICING SUPPLEMENT

Bear, Stearns & Co. Inc.

March [●], 2008

TABLE OF CONTENTS
Pricing Supplement
Page
Summary	PS-2
Key Terms	PS-4
Questions and Answers	PS-5
Risk Factors	PS-8
Description of the Notes	PS-14
Description of the Reference Share	PS-22
Certain U.S. Federal Income Tax Considerations	PS-24
Certain ERISA Considerations	PS-28
Use of Proceeds and Hedging	PS-29
Supplemental Plan of Distribution	PS-29
Legal Matters	PS-30
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-8
Description of Notes	S-8
Certain US Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution	S-46
Listing	S-47
Validity of the Notes	S-47
Glossary	S-47
Prospectus
Where You Can Find More Information	1
The Bear Stearns Companies Inc.	2
Use of Proceeds	4
Description of Debt Securities	4
Description of Warrants	16
Description of Preferred Stock	21
Description of Depositary Shares	25
Description of Depository Contracts	28
Description of Units	31
Book-Entry Procedures and Settlement	33
Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	43
Plan of Distribution	44
ERISA Considerations	48
Legal Matters	49
Experts	49